Exhibit 99.1

Secoo Reports Unaudited Third Quarter 2019 Results

BEIJING, December 5, 2019 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Highlights for Third Quarter 2019:

•                  GMV1 reached RMB3,661.0 million (US$512.2 million) for Q3 2019, representing an increase of 66.8% from RMB2,194.6 million for Q3 2018.

•                  Total number of orders2 was 1,035.3 thousand for Q3 2019, representing an increase of 74.2% from 594.4 thousand for Q3 2018.

•                  Number of active customers3 increased by 58.7% to 482.5 thousand for Q3 2019 from 304.0 thousand for Q3 2018.

•                  Total revenues reached RMB1,941.6 million (US$271.6 million) for Q3 2019, increasing by 23.5% from RMB1,572.4 million for Q3 2018.

•                  Net income increased by 38.3% to RMB62.1 million (US$8.7 million) for Q3 2019 from RMB44.9 million for Q3 2018.

•                  Non-GAAP net income4 increased by 32.0% to RMB64.7 million (US$9.1 million) for Q3 2019 from RMB49.0 million for Q3 2018.

1 GMV, or Gross Market Value, refers to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

2 Total number of orders refers to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the period presented.

3 Active customer refers to a customer who made at least one account purchase during the period presented.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, commented, “We’re pleased to deliver another quarter of solid operational and financial results, highlighted by 66.8% year-over-year increase in GMV to a record high of RMB3.66 billion, thanks to strong execution of our overall strategy, focused on providing the best possible luxury shopping experience to our customers. As we build upon our growing brand recognition and leading luxury retail capabilities through our integrated online and offline platform, we will continue achieving sustained growth in both the number of active customers and paid memberships. In the third quarter, our number of active customers increased by 58.7% year-over-year, and incremental paid memberships increased by 64.6% compared to the incremental paid membership in the second quarter of 2019.”

“As we commit our efforts to expanding and deepening our supply chain capabilities, we have added direct cooperation with 143 domestic and international brands since the third quarter to date. The expanded offerings appeal to the interests of high-end consumers with discerning tastes seeking premium shopping experiences. In addition, we continue advancing our technology including artificial intelligence, big data and cloud computing, especially with the deployment of our AI-powered operating system, which improve operating efficiency and provide superior customer experience. Our healthy growth momentum reaffirms the enormous and growing demand for online luxury shopping in China and our market-leading position,” Mr. Li concluded.

Mr. Shaojun Chen, Chief Financial Officer of Secoo, added, “During the third quarter, we reported record high revenue of RMB1,941.6 million, which is in line with our expectation. The solid third quarter results, coupled with our ability to increase operating leverage, brought about healthy profitability during the quarter with income from operations and net income increasing by 35.0% and 38.3%, respectively, on a year-over-year basis. Our focus going forward is to continue to balance profitability by increasing operating efficiency, while at the same time expanding our suite of boutique offerings. Moreover, we will strengthen our influence across the value chain in the online luxury retail industry to further solidify our position as a leading player in the market, both in China and internationally.”

Recent Developments

•                  From the third quarter of 2019 to date, Secoo has established new direct collaborations with 143 brands, including Valentino, Thom Browne and Gènavant. Notably, Secoo partnered with Prada to release Prada Spring/Summer 2020 limited edition exclusively available on Secoo. Moreover, Secoo collaborated with Stella McCartney, a leading British designer brand, to exclusively unveil limited edition shoes — Elyse series.

•                  In the third quarter, Secoo established a new collaboration with Stadium Goods, a prestigious premium sneaker and streetwear marketplace in the U.S., providing customers opportunities to spot trends and purchase hard-to-procure product releases.

•                  Secoo launched the eleventh “707” anniversary promotion festival in July and Secoo “Outlets” offerings promotion festival in September, further enhancing Secoo brand awareness and improving the boutique shopping experiences on Secoo’s integrated platform.

•                  In November, Secoo attended 2019 China International Import Expo (“CIIE 2019”). During the CIIE 2019, Secoo and Deloitte jointly released the Secoo — Deloitte CIIE 2019 Blue Paper, which analyzes the luxury purchasing power of consumers from lower-tier cities, providing consumer demographic characteristics and luxury shopping behaviors. This Blue Paper can be utilized as an important reference for high-end brands to design and execute their marketing activities suitable for their target markets.

•                  Recently, Secoo began partnering with Vestiaire Collective, Europe’s largest pre-owned luxury fashion website, to connect China’s savvy shoppers with world-class pre-owned fashion trends.

•                  In the third quarter, Secoo successfully launched its live streaming shopping channel, devoted to online luxury fashion brand shopping through the convenient airing of live streaming shows featuring a wide range of top-tier boutique shops across the globe, including Europe and Hong Kong of China. As consumers experienced live streaming shopping, turning into consistent viewers of shopping for the latest fashions, the Company aired more than 1,000 live streaming events.

•                  In the third quarter, Secoo strengthened its AI-powered operating system, along with an intelligent customer service system. Building on proprietary data-as-a-service system, Secoo is able to provide data analytics on merchandise price, sales and user behavior, enabling smarter matches between merchandises and customers and leading more accurate recommendations through the AI-powered system.

•                  In this quarter, the advertiser base on Secoo EEC remained robust across diverse sectors with a total of 20 brands, including 15 new brands, such as PT Platinum, Montblanc, Qatar Airline, Metro Group, Maserati, Ping An Insurance, and iRobot.

Third Quarter 2019 Financial Results

GMV increased by 66.8% to RMB3,661.0 million (US$512.2 million) for the third quarter of 2019, from RMB2,194.6 million for the third quarter of 2018.

Total number of orders increased by 74.2% to 1,035.3 thousand for the third quarter of 2019 from 594.4 thousand for the third quarter of 2018.

Total revenues for the third quarter of 2019 increased by 23.5% to RMB1,941.6 million (US$271.6 million) from RMB1,572.4 million in the third quarter of 2018, primarily attributable to the continuous expansion of our operation, our lush offerings of merchandise and SKUs combined with our creative and effective marketing activities driving the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 23.8% to RMB1,612.3 million (US$225.6 million) for the third quarter of 2019 from RMB1,302.7 million for the third quarter of 2018, which was in line with the increase of total revenues.

Gross profit increased by 22.1% to RMB329.3 million (US$46.1 million) for the third quarter of 2019 from RMB269.7 million for the third quarter of 2018.

Operating expenses increased by 17.6% to RMB234.5 million (US$32.8 million) for the third quarter of 2019 from RMB199.4 million for the third quarter of 2018.

Fulfillment expenses increased by 18.4% to RMB49.6 million (US$6.9 million) for the third quarter of 2019 from RMB41.9 million for the third quarter of 2018. The increase was primarily attributable to the growth in sales volume, including third-party payment commissions, as well as the increased staff cost during the period.

Marketing expenses increased by 0.3% to RMB110.8 million (US$15.5 million) for the third quarter of 2019 from RMB110.5 million for the third quarter of 2018. The marketing expenses remained flat year over year, which was primarily due to improved marketing efficiency and our efforts to enhance customer retention and repeated purchase.

Technology and content development expenses increased by 23.6% to RMB26.2 million (US$3.7 million) for the third quarter of 2019 from RMB21.2 million for the third quarter of 2018. The increase was primarily due to the continuous investment in the technology department in order to strengthen our technological capabilities.

General and administrative expenses increased by 84.6% to RMB47.8 million (US$6.7 million) for the third quarter of 2019 from RMB25.9 million for the third quarter of 2018. The increase was primarily attributable to the rising staff cost, professional fee, rents and office expenses associated  with relocation of office during the period.

Income from operations increased by 35.0% to RMB94.9 million (US$13.3 million) for the third quarter of 2019 from RMB70.3 million for the third quarter of 2018.

Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 31.2% to RMB97.5 million (US$13.6 million) for the third quarter of 2019 from RMB74.3 million for the third quarter of 2018.

Income tax expenses were RMB17.0 million (US$2.4 million) in the third quarter of 2019, compared to RMB9.2 million for the third quarter of 2018.

Net income increased by 38.3% to RMB62.1 million (US$8.7 million) for the third quarter of 2019 from RMB44.9 million for the third quarter of 2018.

Non-GAAP net income, which excludes share-based compensation expenses, was RMB64.7 million (US$9.1 million) in the third quarter of 2019, representing an increase of 32.0% from RMB49.0 million in the third quarter of 2018.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the third quarter of 2019 was RMB60.9 million (US$8.5 million), representing an increase of 38.7% from RMB43.9 million for the third quarter of 2018.

Basic and diluted net income per share were RMB2.43 (US$0.34) and RMB2.33 (US$0.33), respectively, for the third quarter of 2019, compared to basic and diluted net income per share of RMB1.74 and RMB1.67, respectively, for the third quarter of 2018. Basic and diluted net income per American Depositary Share (“ADS”) were RMB1.21 (US$0.17) and RMB1.17 (US$0.16), respectively, for the third quarter of 2019, compared to basic and diluted net income per ADS of RMB0.87 and RMB0.84, respectively, for the third quarter of 2018.

Non-GAAP basic and diluted net income per share were RMB2.53 (US$0.35) and RMB2.43 (US$0.34), respectively, for the third quarter of 2019, compared to RMB1.90 and RMB1.83, respectively, for the third quarter of 2018. Non-GAAP basic and diluted net income per ADS were RMB1.26 (US$0.18) and RMB1.22 (US$0.17), respectively, for the third quarter of 2019, compared to RMB0.95 and RMB0.91 respectively, for the third quarter of 2018.

Cash and Restricted Cash

As of September 30, 2019, the Company had cash and restricted cash of RMB758.7 million (US$106.1 million).

Fourth Quarter 2019 Guidance

The Company currently expects total revenues for the fourth quarter of 2019 to be in the range of RMB2.2 billion and RMB2.3 billion, which would represent an increase of approximately 22.7% to 28.3% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 5, 2019 (9:00 PM Beijing/Hong Kong Time on December 5, 2019).

The dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong, China:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	2969318

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 12, 2019, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	2969318

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 400,000 SKUs, covering over 3,800 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com.

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited, and non-GAAP basic and dilutive net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We define non-GAAP net income as net income excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method. We define non-GAAP basic and diluted net income per ADS as non-GAAP basic and diluted net income per share divided by two as two ADSs represent one ordinary share. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.1477 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of September 30, 2019.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:

Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail: ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 6508-0677
E-mail: Secoo@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Merchandise sales	1,548,403	1,895,212	265,149	3,517,423	4,680,686	654,852
Marketplace and other services	23,954	46,401	6,492	77,558	148,426	20,766
Total revenues	1,572,357	1,941,613	271,641	3,594,981	4,829,112	675,618
Cost of revenues	(1,302,657)	(1,612,282)	(225,567)	(2,969,740)	(3,927,774)	(549,516)
Gross profit	269,700	329,331	46,074	625,241	901,338	126,102
Operating expenses:
Fulfillment expenses	(41,886)	(49,630)	(6,943)	(98,570)	(140,451)	(19,650)
Marketing expenses	(110,532)	(110,844)	(15,508)	(256,845)	(374,208)	(52,354)
Technology and content development expenses	(21,166)	(26,187)	(3,664)	(59,100)	(74,366)	(10,404)
General and administrative expenses	(25,850)	(47,794)	(6,686)	(60,529)	(145,886)	(20,410)
Total operating expenses	(199,434)	(234,455)	(32,801)	(475,044)	(734,911)	(102,818)
Income from operations	70,266	94,876	13,273	150,197	166,427	23,284
Other income/(expenses):
Interest expense, net	(15,220)	(29,093)	(4,070)	(19,164)	(80,442)	(11,254)
Foreign currency exchange loss	(7,583)	(87)	(12)	(11,904)	(623)	(87)
Others	6,709	13,419	1,877	18,110	59,575	8,335
Income before income tax	54,172	79,115	11,068	137,239	144,937	20,278
Income tax expenses	(9,228)	(17,041)	(2,384)	(30,014)	(26,998)	(3,777)
Net income	44,944	62,074	8,684	107,225	117,939	16,501
Income/(loss) attributable to redeemable non-controlling interest	96	(128)	(17)	705	834	117
Income attributable to non-redeemable non-controlling interest	969	1,147	160	1,161	3,177	444
Net income attributable to Secoo Holding Limited	43,879	61,055	8,541	105,359	113,928	15,940
Accretion to redeemable non-controlling interest redemption value	—	(123)	(17)	—	(499)	(70)
Net income attributable to ordinary shareholders of Secoo Holding Limited	43,879	60,932	8,524	105,359	113,429	15,870

Net income per share
— Basic	1.74	2.43	0.34	4.17	4.52	0.63
— Diluted	1.67	2.33	0.33	4.04	4.34	0.61

Net income per ADS
— Basic	0.87	1.21	0.17	2.08	2.26	0.32
— Diluted	0.84	1.17	0.16	2.02	2.17	0.30

Weighted average number of shares outstanding used in computing net income per share
— Basic	25,260,757	25,122,199	25,122,199	25,273,554	25,122,199	25,122,199
— Diluted	26,236,702	26,115,445	26,115,445	26,096,457	26,111,835	26,111,835

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of September 30,
	2018	2019
	RMB	RMB	US$
Assets
Current assets
Cash	1,034,385	663,750	92,862
Time deposits	68,632	—	—
Restricted cash	89,222	91,998	12,871
Investment in equity security	26,032	2,611	365
Accounts receivable	119,580	137,566	19,246
Inventories	1,712,740	2,406,580	336,693
Advances to suppliers	429,219	459,213	64,246
Prepayments and other current assets	133,551	314,015	43,933
Amount due from related parties	13,284	9,272	1,297
Total current assets	3,626,645	4,085,005	571,513
Non-current assets
Property and equipment, net	56,698	78,245	10,947
Intangible Assets and goodwill	32,680	53,110	7,430
Restricted cash	2,800	3,000	420
Investment in equity investees	2,859	53,571	7,495
Deferred tax assets	51,214	69,859	9,774
Operating lease right-of-use assets	—	150,138	21,005
Other non-current assets	19,030	14,368	2,010
Total non-current assets	165,281	422,291	59,081
Total assets	3,791,926	4,507,296	630,594
Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	134,324	251,036	35,121
Accounts payable	498,579	366,059	51,214
Amount due to related parties	1,564	29,815	4,171
Advances from customers	66,954	91,056	12,739
Accrued expenses and other current liabilities	352,714	679,014	94,997
Deferred revenue	62,478	74,157	10,375
Total current liabilities	1,116,613	1,491,137	208,617
Non-current liabilities
Long-term borrowings, excluding current portion	1,151,560	1,227,030	171,668
Long-term liabilities	14,240	55,270	7,733
Non-current operating lease liabilities	—	116,487	16,297
Total non-current liabilities	1,165,800	1,398,787	195,698
Total liabilities	2,282,413	2,889,924	404,315

Mezzanine Equity
Redeemable non-controlling interest	7,587	8,920	1,248
Total mezzanine equity	7,587	8,920	1,248

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,550,770 shares outstanding as of December 31, 2018 and September 30, 2019, respectively)	126	126	18
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2018 and September 30, 2019, respectively)	41	41	6
Treasury Stock (517,454 Class A ordinary shares as of December 31, 2018 and September 30, 2019, respectively, at cost)	(71,018)	(71,018)	(9,936)
Accumulated losses	(1,280,753)	(1,167,324)	(163,315)
Additional paid-in capital	2,839,342	2,848,385	398,504
Accumulated other comprehensive loss	(6,373)	(35,227)	(4,928)
Total equity attributable to ordinary shareholders	1,481,365	1,574,983	220,349
Non-redeemable non-controlling interest	20,561	33,469	4,682
Total equity	1,501,926	1,608,452	225,031
Total liabilities, mezzanine equity and equity	3,791,926	4,507,296	630,594

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	70,266	94,876	13,273	150,197	166,427	23,284
Add:
Share-based compensation expenses	4,010	2,585	362	17,240	9,043	1,265
Non-GAAP income from operations	74,276	97,461	13,635	167,437	175,470	24,549

Net Income	44,944	62,074	8,683	107,225	117,939	16,501
Add:
Share-based compensation expenses	4,010	2,585	362	17,240	9,043	1,265
Non-GAAP net income	48,954	64,659	9,045	124,465	126,982	17,766

Net income attributable to ordinary shareholders of Secoo Holding Limited	43,879	60,932	8,524	105,359	113,429	15,870
Add:
Share-based compensation expenses	4,010	2,585	362	17,240	9,043	1,265
Non-GAAP net income attributable to ordinary shareholders of Secoo Holding Limited	47,889	63,517	8,886	122,599	122,472	17,135

Non-GAAP net income per shares:
Basic	1.90	2.53	0.35	4.85	4.88	0.68
Diluted	1.83	2.43	0.34	4.70	4.69	0.66

Non-GAAP net income per ADS:
Basic	0.95	1.26	0.18	2.43	2.44	0.34
Diluted	0.91	1.22	0.17	2.35	2.35	0.33

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	25,260,757	25,122,199	25,122,199	25,273,554	25,122,199	25,122,199
— Diluted	26,236,702	26,115,445	26,115,445	26,096,457	26,111,835	26,111,835